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                                                                    EXHIBIT 2(b)


                                     BYLAWS
                                       OF
                            MARKET STREET FUND, INC.


                                   ARTICLE I
                                  SHAREHOLDERS


            SECTION 1.1 Place of Meetings. Meetings of shareholders shall be held in the City of Philadelphia, Pennsylvania, or at any other place within the United States as shall be designated from time to time by the Board of Directors and stated in the notice of said meeting.

            SECTION 1.2 Annual Meeting. Unless otherwise required by law, an annual meeting of shareholders will be held at the discretion of Directors. In the event an annual meeting is held, it shall be held at such date and time as the Board of Directors shall determine and as stated in the Notice of said meeting. Any business of the Corporation may be transacted at the annual meeting without being specially designated in the Notice, except such business as is specifically required by statute to be stated in the Notice.

            SECTION 1.3 Special Meetings. Special meetings of the shareholders may be called by the Board of Directors or by the President. Special meetings of shareholders shall be called by the Secretary upon the written request of holders of shares entitled to cast not less than twenty-five percent of all the votes entitled to be cast at such meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. The Secretary shall inform such requesting shareholders of the reasonable estimated cost of preparing and mailing such notice of the meeting, and, upon payment to the Corporation of such costs, the Secretary shall give notice stating the purpose or purposes of the meeting to all shareholders entitled to notice of such meeting. Business transacted at any





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of Directors by amendment of the By-laws, provided that the number of directors shall not be more than twenty-one (21) nor less than three (3).

            SECTION 2.4   Election, Resignations, Term of Office, and
Vacancies. Until the first meeting of shareholders and until their successors are duly elected and qualified, the Board of Directors shall consist of the persons named as such in the Articles of Incorporation. Each Director, unless he or she resigns, dies or is removed, shall hold office indefinitely or until the successor is duly elected or duly qualified. Successor Directors shall be elected at each annual meeting if annual shareholders meetings are held, or at any special meeting of shareholders called for the purpose of electing Directors. Cumulative voting is not permitted. Directors need not be residents of the State of Maryland or shareholders of the Corporation. Any Director may resign his or her office at any time by delivering the resignation in writing to the Corporation. The acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make the resignations effective. Subject to compliance with Sections (10)(e) or (16)(a) of the 1940 Act, any vacancies occurring on the Board of Directors, whether by death, resignation, removal, an increase or any other cause, within 30 days may be filled by the affirmative vote of a majority of the remaining Directors even though such a majority is less than a quorum. Any Director elected to fill a vacancy shall be elected for an indefinite period. If a special meeting of shareholders is required to fill a vacancy, the meeting shall be held within (60) days or such longer period as may be permitted by the Securities and Exchange Commission.

            SECTION 2.5 Meetings. Regular meetings of the Board of Directors may be held within or without the State of Maryland, and at such times as the Board may from time to time determine, and if so determined, notices thereof need not be given. Special meet-





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